August 28, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Leland Benton
Craig E. Slivka

Re:	LGI Homes, Inc.

Draft Registration Statement on Form S-1

Submitted July 10, 2013

CIK No. 0001580670

Ladies and Gentlemen:

Set forth below are the responses of LGI Homes, Inc. (the “Company”) to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated August 6, 2013, with respect to the above-captioned submission.

Concurrently with the submission of this letter, the Company has filed publicly its Registration Statement on Form S-1 (the “Registration Statement”) via EDGAR. For your convenience, five marked copies of the Registration Statement will be hand delivered to you to facilitate your review. Furthermore, the Company is sending via overnight delivery service certain supplemental information responsive to the Staff’s requests in comments 5, 7 and 8 in separate correspondence.

For your convenience, the Company has repeated in italics the comments and requests for additional information as set forth in the Staff’s comment letter. The Company’s response to each comment or request is set forth immediately below the text of the applicable comment or request. Capitalized terms used but not defined in this letter shall have the meanings assigned to such terms in the Registration Statement.

General

1.	Please be advised that we will process this filing and any amendments without a price range. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

Response:

The Company acknowledges the Staff’s comment.

2.

As indicated in the comment above, we note that you have omitted certain pricing-related information as well as other information from this filing. If you intend to rely on Rule 430A, please note that Rule 430A does not allow for the omission prior to effectiveness of amounts that may be computed based on the maximum number of shares offered and

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August 28, 2013

the mid-point of the offering price range, or the number of shares to be offered on the cover. In addition, please confirm that you will not circulate copies of the registration statement or the preliminary prospectus until you include an estimated price range, maximum number of shares, dollar amounts dependent upon the offering price that are based on the mid-point of the offering price range, and all other information except information you may exclude in reliance upon Rule 430A.

Response:

The Company acknowledges the Staff’s comment and confirms that it will not circulate copies of the Registration Statement or the preliminary prospectus until the Company has included an estimated price range, maximum number of shares, dollar amounts dependent upon the offering price that are based on the mid-point of the offering price range, and all other information except information the Company may exclude in reliance upon Rule 430A.

3.	We encourage you to file all exhibits with your next amendment. Please understand that we will need adequate time to review these materials before effectiveness. In addition, please file a copy of your LLC Operating Agreement with your next amendment.

Response:

The Company acknowledges the Staff’s comment. The Certificate of Formation of LGI Homes Group, LLC and the First Amended and Restated Company Agreement of LGI Homes Group, LLC have been filed as Exhibits 3.3 and 3.4 to the Registration Statement.

4.	Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the underwriting arrangements for the offering.

Response:

The Company acknowledges the Staff’s comment and confirms that, prior to the effectiveness of the Registration Statement, the Company will arrange to have FINRA call the Staff or provide the Staff with a letter indicating that FINRA has cleared the underwriting arrangements for the offering.

5.

You appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance

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upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:

In response to the Staff’s comment, the Company will supplementally provide to the Staff in separate correspondence, a copy of the presentation attached thereto as Exhibit A (the “Presentation”) that was made by the Company to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”).

The Company asserts that the Presentation used by the Company constituted written “test the waters” communications, which assertion is based on (i) its status as an emerging growth company as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”) and (ii) its belief, based on confirmation from the underwriters, that each of the potential investors that received the Presentation were “qualified institutional buyers” (as defined in Rule 144A of the Securities Act) or institutions that are “accredited investors” (as defined in Regulation D of the Securities Act). Potential investors did not retain any copies of the Presentation.

Other than the Presentation, no other written communications have been presented by the Company or, to its knowledge, anyone acting on its behalf to potential investors in reliance on Section 5(d) of the Securities Act.

No research reports about the Company have been, or to the Company’s knowledge, will be, published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the JOBS Act by any broker or dealer that is participating or will participate in the offering.

6.	Please revise to include a reasonably detailed table of contents on either the inside front or outside back cover page of the prospectus. Please see Item 502(a) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and has revised the table of contents in the Registration Statement accordingly. Please see pages i-ii of the Registration Statement.

7.

Please supplementally provide supporting documentation for all of the statistical and similar disclosure you make in your prospectus, particularly with regard to the business performance of your peers. Please ensure that the manner in which your peer group was selected and the group of comparators you refer to is clear from your supplemental response. For example, we refer you to the statements on page one and throughout your prospectus, among others, to the effect that: you are one of the nation’s fastest growing homebuilders; that you have industry-leading build times; that you had the highest revenue, closings growth, return of

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assets, asset turnover, and closings per active community of public homebuilders. Please provide necessary context (for example, the number of homes in each of your active communities versus your comparator group.) Please mark the supporting documents to show precisely the location of each piece of information on which you are relying for these and similar statements in your prospectus.

Response:

In response to the Staff’s comment, the Company will supplementally provide to the Staff in separate correspondence supporting documentation attached thereto as Exhibit B.

8.	Please provide similar substantiation for the more qualitative statements throughout your prospectus, such as, for example: that you offer superior value; that you have a strong land position; that your markets are attractive; that unlike many of your competitors, you acquire finished lots and raw land in affordable locations with proximity to major thoroughfares, retail districts and centers of business; that your print and digital advertising is innovative; and so forth.

Response:

The Company believes that its focus on lots and land further away from city centers allows the Company to offer potential homebuyers a superior value on homes. The Company generally acquires lots and land further away from the center of metropolitan areas and purchases lots and land at prices ranging from $9,000 to $25,000 per acre. Based on its discussions with land brokers and others in the real estate market, the Company believes its competitors typically acquire similar acreage closer to city centers at higher prices. In addition, the Company targets affordable land acquisitions with proximity to major thoroughfares, retail districts and centers of business. The Company will supplementally provide to the Staff in separate correspondence supporting documentation attached thereto as Exhibit C for the above statements. The Company requests confidential treatment for these materials pursuant to 17 C.F.R. § 200.83.

As of June 30, 2013, the Company owned or controlled 9,962 lots. The Company believes it has a strong land position because it has more than seven years of land supply, based on the lots that it owned or controlled as of June 30, 2013 and its home closings for the twelve months ended June 30, 2013.

The Company believes its markets are attractive because many of the Company’s existing markets, including Austin, Houston, Dallas/Fort Worth, Phoenix and San Antonio, are ranked among the top 10 markets for fastest population growth in the United States from 2000 to 2010, according to the U.S. Census Bureau. In addition, according to John Burns Real Estate Consulting, LLC (“JBREC”), all of the Company’s existing markets, except for San Antonio, experienced job growth above the national average in the twelve months ended June 30, 2013, while San Antonio matched the national average. According to JBREC, all of the Company’s markets experienced increased new homes sales in the twelve months ended June 30, 2013.

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The Company believes that it makes extensive use of advertising because of its direct mailing program. Each week, the Company sends an average of 12,000 direct mailings to renters within a 25-mile radius of each of its active communities. The Company is not aware of any of its competitors that employ a direct mailing program on this scale. The Company also believes this direct mailing program aimed at renters of apartments and single-family homes allows the Company to more specifically target entry level homebuyers.

The Company employs an even-flow construction methodology, which provides a consistent flow of work for its subcontractors. The Company believes this methodology results in favorable relationships with subcontractors who prefer the stability of this method. The Company will supplementally provide to the Staff in separate correspondence supporting documentation attached thereto as Exhibit C for these statements. The Company requests confidential treatment for these materials pursuant to 17 C.F.R. § 200.83.

The Company has modified the disclosure in the Registration Statement relating to certain of these qualitative statements. Please see pages 2, 3, 138, 140 and 146 of the Registration Statement.

Summary, page one

9.	Please ensure that the information you include in your summary is balanced. To the extent that you continue to cite competitive strengths in your summary, please review each one and revise as necessary to provide balancing information rather than a simple list of risk factors at the end of this section.

Response:

The Company acknowledges the Staff’s comment and has revised the Summary section of the Registration Statement accordingly. Please see pages 4 and 142-143 of the Registration Statement.

10.	Please identify those aspects of the offering and your company that are most significant, and highlight these points in plain, clear language. The summary should not, and is not required to repeat the detailed information in the prospectus. The detailed description of your business, competitive strengths, and strategy is unnecessary since you repeat them verbatim in the business section of the prospectus.

Response:

The Company acknowledges the Staff’s comment. While the Summary section of the Registration Statement was a condensed description of the Company’s business, competitive strengths and strategy in the Business section, the Company has further condensed the information in the Summary section to focus on the aspects of the offering and the Company that are most significant. Please see pages 1-7 of the Registration Statement.

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Proven ability to expand into new geographic markets, page five

11.	Please disclose the basis of the in-depth local market knowledge that you refer to in the final sentence under this paragraph as it relates to the Tampa, Atlanta, and Orlando markets, which you have recently entered, and the similar reference to “[y]our familiarity with each of [y]our existing markets” on the following page.

Response:

The Company acknowledges the Staff’s comment and has disclosed that the new employees that the Company has hired in the Tampa, Atlanta and Orlando markets have in-depth local market knowledge of each of those markets. Please see pages 4-5 and 143-144 of the Registration Statement.

The Transactions, page nine

12.	Supplementally, please tell us the exemption under which the securities in the formation transactions will be issued.

Response:

The shares of the Company’s common stock to be issued in the Formation Transactions will be issued pursuant to Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D thereunder.

Risks Related to Our Business, page 18

Continued or additional tightening of mortgage lending standards and mortgage financing requirements and rising interest rates could adversely affect the availability of mortgage loans for potential purchasers of our homes and thereby reduce our sales, page 18

13.	You state in the second paragraph under this heading that if the USDA rural development program is discontinued or funding is decreased, then your business could be affected. Please disclose where this program is available, and what percentage of your inventory may be affected.

Response:

The Company acknowledges the Staff’s comment and has disclosed that the USDA rural development program is available in all of the Company’s markets and affects 65% of the Company’s active communities as of June 30, 2013. Please see page 17 of the Registration Statement.

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Labor and raw material shortages and price fluctuations could delay or increase the cost of home construction, which could materially and adversely affect us, page 20

14.	In the third sentence under this heading you state that certain of your markets have begun to exhibit a scarcity of skilled labor. Please clarify which markets you are referring to, and how your expansion plans may be affected.

Response:

The Company acknowledges the Staff’s comment and has clarified that all the Company’s markets have begun to exhibit a reduced level of skilled labor. The Company does not expect its expansion plans to be materially adversely affected by such reduction in skilled labor in its markets. Please see page 19 of the Registration Statement.

The homebuilding industry is highly competitive and, if our competitors are more successful or offer better value to our customers, our business could decline, page 23

15.	Please expand this discussion to include discussions of your lower market share in each of the markets you operate in, as well as the effects of the shadow inventory on your competitive environment. It may be helpful to split this discussion and place it under multiple headings.

Response:

The Company acknowledges the Staff’s comment and has expanded the above-referenced discussion to include a discussion of its lower market share and the effects of the shadow inventory on the Company’s competitive environment. Please see page 22 of the Registration Statement.

Our operating performance is subject to risks associated with the real estate industry, page 28

16.	This risk factor appears generic and redundant of many of the other risk factors in this section. Please delete or revise this risk factor accordingly.

Response:

The Company acknowledges the Staff’s comment and has deleted the risk factor.

The estimates, forecasts and projections relating to our markets prepared by JBREC are based upon numerous assumptions and may not prove to be accurate, page 31

17.	We note the disclaimers, here and elsewhere, as to the accuracy or appropriateness of the market information referred to in the prospectus. Under the federal securities laws, the company is responsible for all information contained within its registration statement and should not include language that suggests otherwise. However, you may state that you have not independently verified this information. Please delete this language.

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Response:

The Company acknowledges the Staff’s comment and has deleted disclaimers relating to the accuracy or appropriateness of the market information referred to in the prospectus.

We expect to use leverage in executing our business strategy, which may adversely affect the return on our assets, page 35

18.	Please disclose your current debt service obligations.

Response:

The Company acknowledges the Staff’s comment and has disclosed its current debt service obligations in the Registration Statement. Please see page 34 of the Registration Statement.

Risks Related to this Offering and Ownership of our Common Stock, page 38

19.	We note your risk factor stating that “[c]oncentration of ownership of the voting power of our capital stock may prevent other stockholders from influencing corporate decisions and create perceived conflicts of interest.” Please disclose whether you be considered a controlled company under exchange listing guidelines and, if so, provide disclosure in the prospectus describing the ramifications of such a designation.

Response:

The Company will not be considered a “controlled company” under the rules of the NASDAQ Global Select Market upon completion of the offering.

Future sales of our common stock could cause the market value of our common stock to decline and could result in dilution of your shares, page 39

20.	In the third paragraph under this heading, at the top of page 40, you refer to an option by the underwriters to purchase shares from GTIS. You are not registering the resale of shares by GTIS, and you do not refer elsewhere to any arrangement by which GTIS may publicly sell your common stock. Please clarify this reference, and provide selling shareholder and other appropriate disclosure as appropriate.

Response:

The Company acknowledges the Staff’s comment. The underwriters do not have an option to purchase shares of the Company’s common stock from GTIS. The Company has deleted the above-described reference to such option.

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Unaudited Pro Forma Financial Information, page 49

21.	Please note that we may have further comment once you complete your pro forma financial information. Please ensure that each pro forma adjustment includes a discussion of any significant assumptions and estimates used to arrive at the amounts.

Response:

The Company acknowledges the Staff’s comment and has ensured that each pro forma adjustment includes a discussion of any significant assumptions and estimates used to arrive at the amounts. Please see pages 49-59 and F-3 - F-13 of the Registration Statement.

22.	As indicated on the bottom of page 39, we note that upon completion of this offering your officers, employees and non-employee directors will be granted restricted stock units. To the extent the impact of these grants may be material to your financial results, please address the need to reflect these transactions within your pro forma financial statements. Refer to Rule 11-01(a)(8) of Regulation S-X.

Response:

Contingent upon the closing of the offering, the Company will implement an equity based bonus compensation plan, the LGI Homes, Inc. 2013 Equity Incentive Plan, intended to replace an existing profit sharing plan for essentially the same pool of employees. For the pool of employees that are not currently participating in the existing profit sharing plan, the Company has preliminarily allocated a total of $33,333 annually in equity awards; the Company has included this incremental compensation expense of $16,666 and $33,333 in the Company’s pro forma results of operations for the six months ended June 30, 2013 and the year ended December 31, 2012, respectively. For those employees currently participating in the existing profit sharing plan, the anticipated compensation expense under the new plan is consistent with the bonus compensation expense recognized in the combined statement of operations for the six months ended June 30, 2013 and the year ended December 31, 2012.

Upon the closing of the offering, the accrued liability under the existing profit sharing plan will be settled with unrestricted shares of the Company’s common stock of equal value. The Company has recognized the settlement of the accrued cash obligation with restricted shares of common stock on the pro forma balance sheet as of June 30, 2013.

23.	With reference to your disclosures on page 66, please expand the disclosures in the headnote to your pro formas to clarify that the pro forma results of operations do not include the additional general and administrative expenses that you will incur being a public company.

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Response:

The Company acknowledges the Staff’s comment and has expanded the disclosures in the headnote to the pro forma financial statements to clarify that the pro forma results of operations do not include an adjustment for the estimated additional general and administrative expenses that the Company anticipates it will incur being a public company. Please see pages 51 and F-5 of the Registration Statement.

24.	As indicated on page F-34, we note that in 2013, LGI Homes Group, LLC formed LGI Fund III Holdings, LLC (a joint venture consolidated in the accompanying financial statements) with LGI Investment Fund III, LP. In connection with the formation of LGI Investment III, LP, a commitment was made to the unrelated limited partners to pay out 1.5 times the investment amount in the event of an IPO. Subsequent to March 31, 2013, LGI Fund III Holdings, LLC received $10.2 million in additional capital contributions from the non-controlling interests. Please tell us the total capital committed by the non-controlling interest and address the need to reflect the obligation to make this payout in your pro forma balance sheet.

Response:

Total contributions made by the limited partners to LGI Investment Fund III, LP, the non-controlling interest in LGI Fund III Holdings, LLC, totaled $15,400,000 from the inception of LGI Investment Fund III, L.P. through June 30, 2013. The total capital contribution made by LGI Investment III, LP to LGI Fund III Holdings, LLC through June 30, 2013, was $15,308,500. LGI Investment Fund III, LP received additional capital contributions of $450,000 from the limited partners subsequent to June 30, 2013. The commitment to pay LGI Investment Fund III, LP 1.5 times the aggregate capital contributions to LGI Investment Fund III, LP is conditioned upon an initial public offering and is estimated to be $23,775,000 ($15,850,000 x 1.5). Concurrent with the closing of the initial public offering, this commitment will be satisfied through the exchange of the 85% ownership interest of LGI Investment Fund III, LP in LGI Fund III Holdings, LLC for shares of the Company’s common stock as part of the LGI Transaction. The commitment to LGI Investment Fund III, LP does not provide for a cash settlement. This issuance of the shares of the Company’s common stock as part of the LGI Transaction will be accounted as an equity transaction in accordance with ASC 810-10-45-23 and is currently reflected in the pro forma financial statements; as such, there is no need to reflect a cash payout in the pro forma balance sheet.

Please see page 55 and page F-9 of the Registration Statement.

Unaudited Pro Forma Statement of Operations, page 51 and 53

25.	Please present income related to non-controlling interest in the Predecessor’s Statement of Operations.

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August 28, 2013

Response:

The Company acknowledges the Staff’s comment and has presented income attributable to non-controlling interest in the LGI Homes Group (Predecessor) unaudited pro forma statement of operations. Please see pages 56, 58, F-10 and F-12 of the Registration Statement.

Notes to Unaudited Pro Forma Statement of Operations for Three Months Ended March 31, 2013, page 51

26.	Please present pro forma earnings per share. Refer to Rule 11-02(b)(7) of Regulation S-X for guidance.

Response:

The Company acknowledges the Staff’s comment and has presented pro forma earnings per share. Please see pages 56, 58, F-10 and F-12 of the Registration Statement.

Notes to Unaudited Pro Forma Balance Sheet, page 56

27.	Based on your disclosures in note (b), it does not appear that you have identified any intangible assets related to the GTIS Transaction. With reference to ASC 805-20-25-10 through 25-15 and ASC 805-20-55-2 through 55-45, please address the need to recognize intangible assets separately from goodwill including, but not limited to, backlog and marketing-related intangible assets.

Response:

The Company has updated the disclosure in note (b) to reflect the inclusion of a marketing-related intangible asset of $0.8 million for the reacquisition of rights to the LGI Homes trade name that were inherent in the operations of the LGI/GTIS Joint Ventures. Please see page 54 and F-8 of the Registration Statement.

The Company has preliminarily estimated that this marketing-related intangible asset has a finite life of three years based upon the timing of a majority of the forecasted revenues of the LGI/GTIS Joint Ventures. The fair value of this intangible asset was estimated using a relief-from-royalty method calculation based upon the forecasted revenues of the LGI/GTIS Joint Ventures. The significant assumptions used in the relief-from-royalty method calculation were forecasted home sales revenues, the royalty rate and a discount rate. The Company believes the assumptions used properly reflect the economic characteristics of the right to use the LGI Homes trade name and its use in the operations of the LGI/GTIS Joint Ventures.

The Company has not recognized an intangible asset in connection with backlog as of the date of the GTIS Transaction because the Company’s operating model does not have a significant number of home sales where the customer purchases a home prior to the start of construction. The Company follows an operating model that designs and builds homes using a limited number of floor plans and

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design variations; homes are constructed on a speculative basis and without a corresponding customer commitment to purchase. As such, the Company builds homes to stock an inventory of homes for sale from which most customers will select a home to purchase. In addition, as discussed in the response to comment 32, the Company does not consider backlog a significant performance indicator under its operating model; and, therefore, does not monitor or aggregate such information at any level. In the Company’s review, the Company considered other intangible assets such as employment contracts, customer lists, contract-based intangibles and technology-based intangible assets and determined these intangible assets were not present in the operations of the LGI/GTIS Joint Ventures.

28.	As indicated in note (c), you have reflected the acquisition of LGI Homes Group as a contribution of the predecessor’s businesses recorded at historical cost. With reference to the ownership interests in LGI Homes, Inc., please revise your disclosures to clarify, if true, that you are accounting for this transaction as a transaction between entities under common control. Refer to ASC 805-50-15-6 and ASC 805-50-30-5.

Response:

The Company acknowledges the Staff’s comment and has added disclosure in note (c) to the pro forma balance sheet to clarify the classification of the transaction as a transaction between entities under common control. Please see pages 55 and F-9 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 61

General

29.	Please ensure that you include sufficient information to provide meaningful context to your disclosure. For example, on page 68 you discuss how much of your operating results stem from the opening of new communities. However, the impact of these openings is not apparent without a comparison of the size of the new communities and home available for sale within them to your pre-existing inventory, as well as a discussion of the markets in which both the new and old communities are located. Please see Section III.B.2 of SEC Release 33-8350.

Response:

The Company acknowledges the Staff’s comment and revised the disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operation (“MD&A”) to provide meaningful context. Please see pages 64 - 65 of the Registration Statement.

30.

Your MD&A contains minimal disclosure on prospective developments and strategies. While you include the Market Opportunity section following MD&A which has intensive discussion of possible trends in each of the markets you operate in, you do not give any indication of management’s views regarding these trends. Similarly, while you

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discuss your expectation to reach 24 active communities as of December 31, 2013, no indication is made of where these expected communities will be located or their sizes. Please see Section III.B.3 of SEC Release 33-8350 and Item 303(a)(3)(ii) of Regulation S-K and revise your disclosure accordingly.

Response:

The Company acknowledges the Staff’s comment and has included additional disclosure on prospective developments and strategies, including disclosure on management’s views on the possible trends in each of the markets in which the Company operates and a description of where the Company’s prospective active communities are located. Please see pages 64 - 65 of the Registration Statement.

31.	Much of your MD&A appears to consist of restatements of the information presented in your financial disclosures. Please revise to provide appropriate insight into management’s perspective on your business, as well as appropriate color on the geographic breakdown of the trends that you disclose. In addition, please provide greater information on the effect of increases in costs of raw materials on your cost of sales, which is noted for every period discussed but not quantified or addressed in detail, and which you state on page 64 has not materially affected your gross margins. Please refer to Section III.B.4 of SEC Release 33-8350.

Response:

The Company acknowledges the Staff’s comment and has included additional disclosure on management’s perspective of the Company’s business, a description of the geographic breakdown on the trends the Company has disclosed and additional information regarding the effects of increases in costs of raw materials on the Company’s cost of sales. Please see pages 64 - 65, 67, 74, and 76 of the Registration Statement.

32.	Please expand your discussion here, and elsewhere as appropriate, to discuss your cancellation rate, conversion rates, and other material indicators of results of operations salient to the homebuilding industry.

Response:

The Company’s business model is based on building homes according to projected closings each month and is not based on executed sales contracts. The Company’s customer deposits are usually $500 and are typically refundable if the customer is unable to obtain financing. The Company does not consider a sale or new order to have occurred until after the customer has received loan approval. Historically, the time period between receipt of loan approval and the closing of the home sale has averaged less than 20 days. In addition, the Company’s average home completion time is approximately 45 to 60 days. When entering a new community, the

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Company builds a sufficient number of move-in ready homes to meet its budgets. The Company bases future home starts on closings. As homes are closed, the Company starts more homes to keep its inventory in balance. Since the Company’s business model is based on an inventory of move-in ready homes with no customer selected options, the Company has been able to quickly resell homes that were previously covered by a cancelled sale contract. In fact, of the 222 completed homes in inventory (135 for our predecessor) as of March 31, 2013, only 44 completed homes (27 for our predecessor) remained in inventory as of June 30, 2013, and of the 219 completed homes in inventory (123 for our predecessor) as of December 31, 2012, only 14 completed homes (3 for our predecessor) remained in inventory as of June 30, 2013. In addition, the Company does not consider backlog a significant performance indicator under its operating model; and, therefore, does not monitor or aggregate such information at any level.

The Company believes that in light of its business model and the factors noted above, and the differences in such items between the Company and the other public company homebuilders, the number of completed homes in inventory and homes in progress in inventory at the end of a reporting period provide more meaningful information to investors than cancellation rates, conversion rates, new orders and backlog. The Company has included additional disclosure in MD&A, including the narrative comparison of Results of Operations and other data, to discuss completed homes in inventory and homes in progress in inventory at the end of the relevant periods. Please see pages 64, 74 and 76 of the Registration Statement.

In the event of significant changes relating to the amount of the typical customer deposit, the time period between receipt of loan approval and the closing of the home sale, the Company’s average home completion time or the percentage of homes in inventory at the end of a quarter that remain in inventory as of the end of the subsequent quarter, the Company will evaluate whether a discussion of cancellation rates, conversion rates, new orders and/or backlog would provide meaningful information to investors.

Presentation of Results of Operations and Other Data, page 63

33.	We note that throughout this prospectus, you present certain financial and other data on an aggregated basis by adding the historical results of your predecessor and the LGI/GTIS Joint Ventures and eliminating the transactions, balances and payments between them. We have the following comments in this regard:

•

Please revise your disclosures throughout the prospectus, including, but not limited to, the financial information presented under Our Company, Our Competitive Strengths, and Our Business to present the financial and other data of your predecessor;

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Response:

The Company acknowledges the Staff’s comment and has revised the Registration Statement, including the presentation of Results of Operations and other data in MD&A accordingly.

•

Please note that the aggregation of this financial information results in the presentation of non-GAAP measures. Given that you account for the LGI/GTIS Joint Ventures under the equity method of accounting, it is unclear why you believe this presentation provides investors with a meaningful comparison of your results of operations and is necessary for investors to understand your financial condition and results of operations. In this regard, we note that you did not consolidate these Joint Ventures in the periods you are presenting and discussing. To the extent that you continue to present aggregated information, please include disclosure for each aggregated presentation that explains the benefits and limitations of the disclosures as well as all the disclosures required by Item 10(e) of Regulation S-K; and

Response:

The Company believes its presentation of certain financial, operational and other data on an aggregate basis provides investors with a meaningful comparison of its results of operations and is necessary for investors to understand its financial condition because the Company’s management manages its business on an aggregate basis. Its operating and business model apply to all of the Company’s communities, regardless of whether those communities are part of the Company’s predecessor or the LGI/GTIS Joint Ventures.

The Company has revised the presentation of Results of Operations and other data in MD&A to comply with the requirements of Item 10(e) of Regulation S-K. Please see page 73 of the Registration Statement.

•

As presented on page 68, your Statement of Income Data on an aggregated basis as well as the related discussion appears to represent a full non-GAAP income statement. With reference to Question 102.10 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures dated July 8, 2011, please remove this information.

Securities and Exchange Commission

August 28, 2013

Response:

The Company acknowledges the Staff’s comment, has removed the full non-GAAP income statement and as noted above, and has revised the presentation of Results of Operations and other data in MD&A to comply with the requirements of Item 10(e) of the Regulation S-K with respect to the presentation of non-GAAP measures. Please see page 73 of the Registration Statement.

General and Administrative Expenses, page 66

34.	Please clarify the manner in which entering your consulting agreement with Mr. Lipar will save $400,000 a year in general and administrative expense.

Response:

The Company has updated the disclosure in the Registration Statement to clarify the manner in which entering into the consulting agreement with Thomas Lipar will save the Company slightly over $380,000 a year in general and administrative expense as compared to 2012. The Company’s 2012 general and administrative expenses included a base salary of $480,769 for Mr. Lipar. In connection with the completion of the offering, the Company will enter into a three-year consulting agreement with Mr. Lipar, pursuant to which Mr. Lipar will receive $100,000 per year as compensation for his consulting services. The Company’s management team will perform the duties Mr. Lipar will relinquish. Please see page 70 of the Registration Statement.

Results of Operations, page 68

35.	Please greatly expand your discussion, here and elsewhere as appropriate, to discuss the effects on results of operations and capital expenditures of your entries into the Phoenix and Tampa markets. Please see Item 303(a)(3)(i) of Regulation S-K, as well as Instruction 3 to Item 303(a).

Response:

The Company acknowledges the Staff’s comment and has expanded the discussion where appropriate to discuss the effects on results of operations and capital expenditures of the Company’s entries into the Phoenix and Tampa markets.

Three Months Ended March 31, 2013 Compared to the Three Months Ended March 31, 2012, page 68

36.

You state at the end of the first paragraph under this heading that you expect to open new communities throughout all of your markets during 2013. Please expand this discussion to discuss the amount of new communities, inventory in each community, and the location of these prospective communities. Similarly, discuss the capital expenditures that will be required, and any associated capital requirements. Please see Items 303(a)(2)(i) and 303(a)(3)(ii) of

Securities and Exchange Commission

August 28, 2013

requirements. Please see Items 303(a)(2)(i) and 303(a)(3)(ii) of Regulation S-K. We note that on page three you state that you expect to reach 24 active communities by December 31, 2013.

Response:

The Company acknowledges the Staff’s comment and has added a discussion of the number of expected new communities during the remainder of 2013, the location of the new communities, inventory in the new communities and the capital expenditures as of June 30, 2013 and expected through the remainder of 2013. Please see pages 64 - 65 of the Registration Statement.

37.	We have the following comments on your discussion of results of operations:

•

Please expand the table that sets forth your results of operations to include income related to non-controlling interest and discuss changes in income related to non-controlling interests period to period.

Response:

The Company acknowledges the Staff’s comment and has expanded the above-referenced table to include income attributable to non-controlling interest and included a discussion of changes in income attributable to non-controlling interests. Please see pages 72, 75 and 77 of the Registration Statement.

•

Please discuss new orders (units and aggregated dollar value), cancellation rates, backlog (units, average sales price and aggregated dollar value) for each period and include a discussion for any material changes in this data period over period. Please consider providing this information in a tabular presentation. Refer to Section 501.2 of the Financial Reporting Codification. Please also provide this information in your Selected Financial Data.

Response:

As discussed in the Company’s response to Comment 32, the Company believes for the reasons discussed in such response that the number of completed homes in inventory and homes in progress in inventory at the end of a reporting period provide more meaningful information to investors than new orders, cancellation rates and backlog. The Company has expanded its discussion of results of operation to include a discussion of material changes in the number of completed homes in inventory and homes in progress in inventory period over period. Please see page 64 of the Registration Statement.

•

With regard to your cost of goods sold discussion, if material, please quantify the impact raw material prices had on your cost of goods sold period over period. Please also address the fact that while your gross margin for the three months ended March 31, 2013 increased $2.4 million over the three months ended March 31, 2012, your gross margin percentage remained relatively unchanged.

Securities and Exchange Commission

August 28, 2013

Response:

The Company acknowledges the Staff’s comment and has revised the discussion of results of operation accordingly. The impact of raw material prices on the cost of goods sold period over period was not material. Please see pages 74 - 77 of the Registration Statement.

•	Please identify the material components of selling expenses and quantify material changes period over period. Please also discuss changes in selling expenses as a percentage of your revenues.

Response:

The Company acknowledges the Staff’s comment and has identified the material components of selling expenses, quantified material changes and discussed changes in selling expenses as a percentage of the Company’s revenues. Please see pages 75 and 77 of the Registration Statement.

•	Please revise your analysis for the year ended December 31, 2012 as compared to December 31, 2011 as applicable.

Response:

The Company acknowledges the Staff’s comment and has revised the Company’s analysis for the year ended December 31, 2012 as compared to December 31, 2011, as applicable. Please see pages 76 - 77 of the Registration Statement.

•	Please provide a discussion of results for your 3 regions for each period presented.

Response:

The Company acknowledges the Staff’s comment and has added a table showing revenue and closings by region for each of the relevant periods. Please see page 65 of the Registration Statement.

Liquidity and Capital Resources, page 73

Secured Revolving Credit Facilities, page 73

38.	Please disclose the amount available to you under your credit facilities as of the most recent balance sheet date that can be borrowed without breaching any covenants. Refer to Section 501.13 of the Financial Reporting Codification for guidance.

Securities and Exchange Commission

August 28, 2013

Response:

The Company acknowledges the Staff’s comment and has disclosed the amount available to the Company under the Company’s credit facilities as of the most recent balance sheet date that can be borrowed without breaching any covenants. Please see pages 78 - 79 of the Registration Statement.

39.	Please disclose the actual ratios as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet such covenants. Please also consider showing the specific computations used to arrive at the actual ratios. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Compliance and Disclosures Interpretation 102.09 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm

Response:

The Company acknowledges the Staff’s comment; the Company was in compliance with all material debt covenants as of each reporting date covered in the Company’s financial statements and moreover, the Company believes that there is no reasonable likelihood that the Company’s material debt covenants will not continue to be met.

40.	You state that “[i]nterest on amounts borrowed for construction is paid monthly at a rate based on LIBOR.” Please clarify whether amounts borrowed for acquisition and development are assessed at the same rate.

Response:

The Company acknowledges the Staff’s comment and clarifies that amounts borrowed for acquisition and development are assessed at the same rate. This is consistent with the disclosure in the Registration Statement. Please see page 78 of the Registration Statement.

41.	At the top of page 74 you state that your credit facilities require the applicable borrower and guarantors to maintain certain net worth, liquidity, and leverage ratios, among other requirements. You also state that on June 25, 2013, the LGI Homes Group, LLC credit facility was amended to include the managing and non-managing members as joint and several guarantors. Please disclose the restrictions that apply to the managing and non-managing members, as well as an indication of their compliance with those restrictions and the impact of any default or failure on their parts to meet the requirements of Texas Capital Bank, N.A.

Response:

The Company acknowledges the Staff’s comment and has revised the description of the restrictive covenants to include the requirement for LGI Homes Group, LLC and its subsidiaries to maintain a net worth of equal or greater than $18.5 million. There are

Securities and Exchange Commission

August 28, 2013

no additional restrictions in the debt covenants related to the managing and non-managing members of LGI Homes Group, LLC as joint and several guarantors. Please see pages 78-79 of the Registration Statement.

Cash Flows, page 74

42.	You disclose that generally, the primary drivers of cash flow used in operations are changes in inventory levels, changes in working capital, and profitability. This analysis does not provide useful insight into your operating cash flows. Please expand your discussion of the changes in net cash provided by (used in) operating activities to provide investors with an analysis of the material components impact operating cash flows, both positively and negatively, for each period presented. Your discussion and analysis should not repeat the information that is easily obtainable from your consolidated statements of cash flows. Please refer to Item 303(a)(1) of Regulation S-K and Section 501.13.b.1 of the Financial Reporting Codification for guidance.

Response:

The Company acknowledges the Staff’s comment and has expanded the above-referenced discussion with an analysis of the material components impacting operating cash flows for each period present. Please see pages 79-80 of the Registration Statement.

Contractual Obligations Table, page 76

43.	It appears that interest on your long-term debt is not included on your table. Please include estimates of future variable interest payments in the table or in a footnote to the table. Provide appropriate disclosure with respect to your assumptions.

Response:

The Company acknowledges the Staff’s comment and has modified the contractual obligations table. Please see page 81 of the Registration Statement.

Critical Accounting Policies, page 76

General

44.	It appears that you have identified loss contingencies and receivable from community development districts as significant accounting estimates but have not provided any detailed disclosures regarding the estimates and assumptions management was required to make. Please advise or revise accordingly. Please also address this comment as it relates to your disclosure under the Use of Estimates caption on page F-21.

Securities and Exchange Commission

August 28, 2013

Response:

The Company acknowledges the Staff’s comment and has modified its discussion of the critical accounting estimates under Critical Accounting Policies at pages 81-84 of the Registration Statement to comply with the guidance of Section 501.14 of the Financial Reporting Codification. The accounting policies discussed are those that the Company believes are critical because of the significance of the activity to which they related or because they require the use of significant judgment in their application. Loss contingencies have been omitted from the discussion since there are no significant loss contingencies that management is aware of for the periods presented. In addition, the receivable from municipality related to reimbursement of eligible community development costs has also been omitted from the discussion since the amount of the receivable has been proposed by the community development district and is not considered by the management to be highly subjective or highly uncertain. Additional information regarding loss contingencies and the receivable from municipality is included in Note 11 on pages F-40 - F-42 of the Registration Statement and Note 4 on page F-30 of the Registration Statement, respectively. Additionally, Note 4 at page F-30 of the Registration Statement has been modified to include management’s assumptions regarding the receivable from the municipality.

45.	The disclosures you have provided for each of your identified critical estimates appear to provide investors with a discussion as to how you are accounting for these items in accordance with US GAAP rather than providing investors with an understanding as to what the critical estimates being made are and how the uncertainty associated with those estimates may impact your consolidated financial statements. Please revise the disclosures for each of your critical estimates made in preparing your consolidated financial statements to comply with the guidance in Section 501.14 of the Financial Reporting Codification. Please ensure your disclosures sufficiently explain to investors what the critical estimate is; the uncertainties associated with the critical estimates; the methods and assumptions used the make the critical estimates, including an explanation as to how you arrived at the assumptions used; the events or transactions that could materially impact the assumptions made; and how reasonably likely changes to those assumptions could impact your consolidated financial statements. Please provide investors with quantified information to the extent meaningful and available.

Securities and Exchange Commission

August 28, 2013

Response:

The Company acknowledges the Staff’s comment and has modified its discussion of the critical accounting estimates to comply with the guidance of Section 501.14 of the Financial Reporting Codification. Please see pages 81-84 of the Registration Statement.

Impairment of Real Estate Inventories, page 77

46.	Please expand your disclosures to discuss factors that could impact your estimated undiscounted cash flows (i.e. estimates of average selling prices, cancellation rates, construction timelines, etc.).

Response:

The Company acknowledges the Staff’s comment and has added the factors that could impact the Company’s estimated undiscounted cash flows to the critical accounting policy for the impairment of real estate inventories. In addition, the Company has included a discussion of these factors in the headnote to the pro forma financial statements. Please note that to date, the Company has not performed discounted or undiscounted cash flow analyses in connection with an evaluation of potential impairment of the Company’s real estate inventories because no indicators of impairment have been noted at the community level. Please see page 82 of the Registration Statement.

47.	We note that you test your real estate inventories for impairment on a community level. Please disclose the number of communities tested for impairment during each period presented compared to the total number of communities which existed at the end of each period presented. For any inventory amounts for which you have determined that undiscounted cash flows are not substantially in excess of the carrying value and to the extent that a potential future impairment of these assets, individually or in the aggregate, could materially impact your operating results and/or total equity, please disclose the following in your critical accounting policies and/or in the notes to your financial statements:

•	The carrying values of the assets;

•	The percentage by which the undiscounted cash flows exceeds the carrying value or a statement that it substantially exceeds the carrying value, if true;

•	A description of the key assumptions that drive the estimated undiscounted cash flows;

•

A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your undiscounted cash flow model that materially deviate from your historical results, please include a discussion of these assumptions; and

•	A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

Securities and Exchange Commission

August 28, 2013

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Response:

The Company acknowledges the Staff’s comment and recognizes that carrying values of assets would be compared to the discounted cash flows in the event that (i) there are indicators of impairment noted at the community level and (ii) the undiscounted cash flows are less than the corresponding asset carrying value. Consistent with the Company’s response to comment 46 above, no indicators of impairment have been noted at the community level. Consequently, the Company has not been required to estimate undiscounted cash flows for its real estate inventories or to compare the asset carrying values to discounted cash flows. In the future, if the Company is required to perform such analysis, it will modify its discussion of critical accounting estimates to discuss factors and assumptions that could impact the estimated undiscounted cash flows and discounted cash flows and its determination of the fair value of the assets.

Our Business, page 126

48.	In addition to your competitive strengths, please include a discussion of the negative factors pertaining to your competitive position. Refer to Item 101(c)(1)(x) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and has included a discussion of the negative factors pertaining to the Company’s competitive position. Please see pages 142-143 of the Registration Statement.

49.	Please provide the information required by Item 101(b) of Regulation S-K, or an appropriate cross-reference.

Response:

The Company acknowledges the Staff’s comment and has provided a cross-reference to the Company’s financial statements. Please see page 151 of the Registration Statement.

50.	Please disclose the dollar amount of backlog orders believed to be firm, as of a recent date and as of a comparable date in the preceding fiscal year, together with an indication of the portion thereof not reasonably expected to be filled within the current fiscal year, and seasonal or other material aspects of the backlog. Refer to Item 101(c)(1)(viii) of Regulation S-K for guidance. Please also address whether you have reduced backlog to reflect your cancellation rate.

Securities and Exchange Commission

August 28, 2013

Response:

The Company does not believe that the inclusion of firm backlog orders is material to an understanding of the Company’s business taken as a whole. As discussed in its response to comment 32, the Company believes for the reasons discussed in such response that the number of completed homes in inventory and homes in progress in inventory at the end of a reporting period provide more meaningful information to investors than backlog. The Company has expanded its discussion in “Our Business — Land Acquisition Policies and Development — Homes in Inventory” in response to the Staff’s comment. Please see page 149 of the Registration Statement.

Homebuilding Operations, page 134

51.	We note your reference in the fourth paragraph under this heading to your long-term relationships with your subcontractors. On page 138 you state that you have strong relationships with the land brokerage community. Please reconcile this disclosure with your recent expansion into several new markets.

Response:

As the Company has expanded into new markets in Arizona, Florida and Georgia, the Company has maintained relationships with several subcontracting firms and expanded upon existing relationships with subcontracting firms also located in Texas. In this manner, the Company has leveraged its long-term relationships with subcontractors in connection with its expansion into new markets. In addition, the employees hired by the Company in its new markets have extensive local knowledge and experience within each of those markets. Please see pages 143-144 and 149 of the Registration Statement.

Land Acquisition Policies and Development, page 136

52.	At the top of page 137, you state “[a]s the market became saturated with lots at below replacement costs…” It is unclear which of the markets you operate in is being referred to here. Please clarify.

Response:

The Company acknowledges the Staff’s comment and has clarified that the above-referenced disclosure applies to the Company’s Texas and Phoenix markets. Please see page 148 of the Registration Statement.

Seasonality, page 138

53.	Please include a greater discussion of the manner in which seasonality affects your business and your segments. See Item 101(c)(1)(v) of Regulation S-K. We note that you provide some disclosure regarding the seasonal nature of your business on page 65 in your MD&A; however, it is unclear if your second, third and fourth quarters have similar levels of revenue and capital requirements.

Securities and Exchange Commission

August 28, 2013

Response:

The Company acknowledges the Staff’s comment and has clarified in the relevant section of MD&A that the Company’s second, third and fourth quarters generally have similar levels of revenue and capital requirements and higher levels of revenue and capital requirements than the Company’s first quarter. The Company has also clarified that all of its regions have historically experienced similar variability in their results of operations and capital requirements from quarter to quarter due to the seasonal nature of the homebuilding industry. Please see page 68 of the Registration Statement.

Our Offices, page 140

54.	We note your reference to the spaces leased by your company. At an appropriate place in this prospectus, please provide the disclosure called for by Item 102 of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and has provided disclosure regarding a description of the Company’s property. Please see page 151 of the Registration Statement.

Management, page 141

Biographical Information, page 141

55.	Please disclose how long each director has been a director of the Company, as well as how long each of the executive officers has been an officer of the Company and every position held. See Items 401(a) and (b) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure in the Registration Statement accordingly. Please see pages 152-155 of the Registration Statement.

56.	Please provide the disclosure of the position and principle employment of each of the your executives and directors over the past five years; in particular, Messrs.’. Eric Lipar, Thomas Lipar, Bryan Sansbury, Robert Vahradian, Duncan Gage, and Steven Smith. Similarly, please disclose how long each of your directors has served as a director, and the reason why their service on the board is appropriate. See Item 401(e)(1) and (2) of Regulation S-K.

Securities and Exchange Commission

August 28, 2013

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure in the Registration Statement accordingly. Please see pages 152-155 of the Registration Statement.

57.	You state that Mr. Vahradian is a Senior Managing Director of GTIS, “which is a principal stockholder.” However, GTIS is not listed as such on page 158. Please revise.

Response:

GTIS is not a principal stockholder of the Company. The Company has revised the disclosure in the Registration Statement accordingly. Please see page 154 of the Registration Statement.

Board of Directors, page 143

58.	Please indicate why the identity of the independent directors is not disclosed, when the identity of all of the directors has already been discussed. See Item 407(a) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and has revised the Registration Statement to include the identity of the independent directors in accordance with Item 407(a) of Regulation S-K. Please see page 155 of the Registration Statement.

Committees of our Board of Directors, page 144

59.	You state that the recommendations of the Compensation Committee regarding the compensation of executives are approved by the Board. Please clarify whether Eric Lipar approves his own compensation.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure in the Registration Statement to clarify that Eric Lipar does not approve his own compensation. Please see page 157 of the Registration Statement.

Compensation of Our Directors and Executive Officers, page 147

60.	Please provide the disclosure called for by Item 402(o) of Regulation S-K. This item calls for a narrative description of the material factors needed to understand the information in the summary compensation table, including material terms of employment arrangements and non-equity incentive plan awards. You do not provide any narrative description of the summary compensation table, and no discussion is made of your non-equity incentive plan, as required by Item 402(o)(5).

Securities and Exchange Commission

August 28, 2013

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure in the Registration Statement to include a narrative description of the material factors needed to understand the information in the summary compensation table, including material terms of employment arrangements and non-equity incentive plan awards. Please see page 158 of the Registration Statement.

61.	The table contemplated by Item 402(r) is not presented. Please supplementally confirm that no payment was made to any directors in the past year.

Response:

The Company acknowledges the Staff’s comment and supplementally confirms that no payment was made to any director of the Company for the fiscal year ended December 31, 2012 in his capacity as director.

Certain Relationships and Related Party Transactions, page 151

62.	Please advise us of the basis for GTIS’ status as a related person. See Item 404(a)(1) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment. Robert Vahradian, a director of the Company, is also a senior managing director of GTIS and will have a material interest in the GTIS Transaction. Therefore, the Company has provided the disclosure required by Item 404(a) of Regulation S-K. Please see page 164 of the Registration Statement.

Description of Capital Stock, page 153

63.	Please provide the disclosure called for by Item 201(b) of Regulation S-K regarding the approximate number of holders of your equity as of the latest practicable date.

Securities and Exchange Commission

August 28, 2013

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure in the Registration Statement to indicate that the Company has one stockholder as of the latest practicable date. Please see page 166 of the Registration Statement.

Principal Stockholders, page 158

64.	Please provide the information on the nature of beneficial ownership of the beneficial owners presented here called for by Item 403 of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure in the Registration Statement accordingly. Please see page 171 of the Registration Statement.

LGI Homes Group (Predecessor) Historical Financial Statements

Combined Statements of Operations, page F-18

65.	As indicated on page 67, other income, net includes costs on projects where you determined not to move ahead with the project and certain consulting fees after a project is closed and remaining escrow balances and adjustments to close out lot costs at the end of each project. Please quantify the amount of these costs for each period presented and given the nature of these costs, please address the appropriateness of not including these costs in the determination of operating income.

Response:

The costs for projects the Company has determined not to pursue, consulting fees incurred after project closeout, and escrow balances and adjustments to close out lot costs at the end of each period are discussed below as they relate to the six months ended June 30, 2013, and the years ended December 31, 2012 and 2011.

The Company conducts a thorough due diligence process on its potential land and finished lot acquisitions. During the periods presented, LGI Homes Group (Predecessor) has not incurred significant costs related to projects where it was determined not to move ahead. For the six months ended June 30, 2013, $0 in costs were charged to other income related to this item. For the years ended December 31, 2012 and 2011, LGI Homes Group (Predecessor) expensed $750 and $50,568, respectively, related to projects that were not pursued. After subsequent review of the general ledger, these costs were recorded in general and administrative expense and were not in other income for the periods noted. Because the Company believes these amounts are not significant, the reference to these costs have been deleted from the description of accounting policies in the Registration Statement.

Securities and Exchange Commission

August 28, 2013

The LGI/GTIS Joint Ventures did not incur any costs for the periods presented related to acquisitions that were not pursued.

For the periods presented, LGI Homes Group (Predecessor) did not incur any expenses related to consulting fees after the projects had closed out. The LGI/GTIS Joint Ventures have incurred such fees in connection with an agreement with an advisor whereby he is paid a consulting fee based on the profits of the projects once they have closed out. For the six months ended June 30, 2013, $0 was charged to other income related to this item. For the year ended December 31, 2012, LGI-GTIS Holdings, LLC paid $42,378 related to this fee representing 0.2% of revenues and 1.2% of operating income of LGI-GTIS Holdings, LLC. Because the Company believes these amounts are not significant, the Company believes that classification in other income is not misleading to the users of the financial statements.

The remaining escrow balance represents customer deposits forfeited by customers who cancel their sales contract with LGI Homes Group (Predecessor). For the years ended December 31, 2012 and 2011, LGI Homes Group (Predecessor) recognized $81,822 and $157,538 related to forfeiture of customer deposits in other income. For the six months ended June 30, 2013, $13,223 has been recognized as Other Income. Since the forfeited customer deposits do not relate to the Company’s primary operations, the Company does not consider this item to be revenue or an offset to cost of sales; accordingly, the Company has classified these amounts to other income.

There have been no adjustments to close out lot costs recorded to other income for the Company or the LGI/GTIS Joint Ventures. The Company has removed this reference from the description of accounting policies in the Registration Statement.

The Company will supplementally provide to the Staff in separate correspondence attached thereto as Exhibit D additional documentation regarding certain other reclassifications that have been identified. These reclassifications had no effect on the Company’s previously reported net income.

Note 2 – Summary of Significant Accounting Policies, page F-21

Real Estate Inventory, page F-22

66.	Pre-acquisition costs, land development and other common costs that benefit the entire community, including field construction supervision and related direct overhead, are allocated to individual lots or homes, as appropriate and changes to estimated total development costs subsequent to initial home closings in a community are generally allocated to the remaining unsold homes in the community on a pro rata basis. With reference to ASC 970-360-30-1, please disclose your specific methodology for allocating these costs. Please address this comment as it relates to the financial statements of your Unconsolidated Joint Ventures.

Securities and Exchange Commission

August 28, 2013

Response:

LGI Homes Group (Predecessor) and the Unconsolidated Joint Ventures apply essentially the same accounting policies related to real estate inventory. The differences between the accounting policies of LGI Homes Group (Predecessor) and the Unconsolidated Joint Ventures relate to LGI-GTIS Holdings II, LLC, LGI-GTIS Holdings III, LLC and LGI-GTIS Holdings IV, LLC having no debt during the periods presented and therefore capitalized interest is not applicable.

LGI Homes Group (Predecessor) and the Unconsolidated Joint Ventures review, on a quarterly basis, actual costs incurred and projected remaining costs to be incurred for real estate inventory that are not practicable to record using specific identification. These costs are allocated to the remaining unsold lots and homes in the community on a pro rata basis per lot.

LGI Homes Group (Predecessor) and the Unconsolidated Joint Ventures build on similar sized lots within their respective communities. Homes sold within their respective communities are also similarly priced. Based on these factors, the Company has updated the disclosure in the Registration Statement to state that it believes the allocation of costs on a pro-rata basis is not materially different from costs determined using an allocation method based on relative sales value. Please see page F-24 of the Registration Statement.

67.	You indicate that applicable costs incurred after community development and construction is substantially complete are charged to selling or general and administrative expense. Please explain the nature of these costs such that it is appropriate to charge these costs to selling or general and administrative costs rather than cost of sales. Please quantify the amounts charged to selling or general and administrative costs for each period presented. Please address this comment as it relates to the financial statements of your Unconsolidated Joint Ventures.

Response:

LGI Homes Group (Predecessor) and the Unconsolidated Joint Ventures apply similar accounting policies. Indirect costs such as construction administration are capitalized and recorded to cost of sales while there is active construction. Given the short duration of time between substantial completion and project close-out, there have not been any costs that apply to this policy. This policy was included based on an analysis of the peer group and on the possibility that this situation might apply to the Company in the future. The reference to applicable costs incurred after community development and construction is substantially complete being charged to selling or general and administrative expense has been deleted from the description of accounting policies in the Registration Statement.

Securities and Exchange Commission

August 28, 2013

Investments in Joint Ventures and Unconsolidated Variable Interest Entities (VIEs), page F-23

68.	You concluded that certain joint ventures have been determined to be VIEs because the members of the joint ventures, as a group, have insufficient equity at risk. Please address the following:

•	With reference to ASC 810-10-15-14 and ASC 810-25-45 through 25-47, please provide us with your analysis regarding your VIE determination; and

Response:

VIE Determination of Certain Joint Ventures

ASC 810-10-15-14 provides that a legal entity shall be considered a variable interest entity (“VIE”) if, by design, any one of three conditions exist. An excerpt of ASC 810-10-15-14(a) is referenced as follows:

The total equity investment (equity investments in a legal entity are interests that are required to be reported as equity in that entity’s financial statements) at risk is not sufficient to permit the legal entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders.

The Investments in Joint Ventures and Unconsolidated Variable Interest Entities (VIEs) disclosure on page F-26 addresses six limited liability companies that were designed to own and operate projects that will acquire land, develop the land, and construct and sell single family homes. The members of the joint ventures have committed capital that is called by the managing member as needed and the joint ventures’ investments in projects are limited to the extent of the members’ committed capital. The members other than LGI Homes Group (Predecessor) for four of the joint ventures are different private equity funds and for the other two joint ventures are various individuals.

By design, all the joint ventures utilize ongoing capital investments from the members and cash flow from operations to fund the operations of the respective joint venture. Two of the joint ventures have access to limited external funding in connection with continued contributions from members to fund the operations of the projects. The remaining joint ventures have not utilized external financing to fund the projects and none is expected to be utilized. The largest investment by the joint ventures for each project is for the initial acquisition of land. Expected capital to cover the operations of a project is not required up front but is called as needed by the joint venture. The initial capital contributed to start a project typically approximates the value of the land acquisition. Additional capital is called over the life of the project to fund the ongoing operations of the project or to start new projects.

Cash in a joint venture that is not needed to fund the ongoing operations of the current projects is returned to the members. The periodic cash distributions often exceed the returns from operations and include returns of capital.

Securities and Exchange Commission

August 28, 2013

Qualitatively, the invested capital is not sufficient to cover the expected loss of the joint ventures because future projects or phases of a project are anticipated and additional capital contributions will be required to maintain ongoing operations of current and future projects. Based on these considerations, the joint ventures are variable interest entities because they do not have sufficient equity at risk to fund the activities of the joint ventures without additional capital investments from the members or financial support from other parties.

•

Provide us with your detailed analysis of the guidance in ASC 810-10-25-38 through 25-44 and revise your disclosures to better clarify how you reached your conclusion that you are the primary beneficiary of the two VIE’s you have consolidate.

Response:

Primary Beneficiary Conclusion

Pursuant to ASC 810-10-25-38A, a reporting entity shall be deemed to have a controlling financial interest in a VIE if it has both of the following characteristics: (i) the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and (ii) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

Two of the six joint ventures (LGI Homes - Sterling Lakes, LLC and LGI Fund III Holdings, LLC) are consolidated by LGI Homes Group (Predecessor) as it has both the power to direct the activities of the VIE and the obligation to absorb losses of the VIE. By design, the two joint ventures were created to fund certain homebuilding projects using the LGI brand name and LGI Homes Group (Predecessor) is designated the managing member and is initially entitled to receive 15% of all cash distributions as well as additional disproportionate distributions when certain targeted returns are met. LGI Homes Group (Predecessor) is required to fund its share of the committed capital. Based on these factors, LGI Homes Group (Predecessor) has the right to receive benefits from the VIEs that could potentially be significant to the VIEs.

LGI Homes Group (Predecessor) evaluated and determined that there were no variable interest holders outside of the joint venture members’ equity interests. Pursuant to the limited liability company agreements, the joint venture members (i.e., the managing member and non-managing member collectively) share in the power to make all of the decisions that most significantly impact the economic performance of the VIEs.

A determination of the primary beneficiary also includes an assessment of the reporting entity’s variable interests and other involvements, including involvement of related parties and de facto agents. Pursuant to ASC 810-10-25-43, the term related parties includes an officer, employee, or member of the governing board of the reporting entity. Eric Lipar for LGI Fund III Holdings, LLC or Thomas Lipar and Eric Lipar jointly for LGI Homes - Sterling Lakes, LLC, serve as the general partners for the limited partnerships that own the non-managing member interests in the joint ventures. Eric Lipar and Thomas Lipar are father and son and manage all of the businesses that are under common control in LGI Homes Group (Predecessor).

Securities and Exchange Commission

August 28, 2013

The limited partnership agreements for the non-managing members of the joint ventures specify that “all powers to control and manage the business and affairs of the partnership shall be vested exclusively in the general partner and the limited partner shall not have any power to control or manage the partnership.” The general partners of the limited partnerships are owned and controlled by Eric Lipar or jointly by Thomas Lipar and Eric Lipar. The general partner for each partnership can only be removed for cause and requires a super majority vote of the limited partners of such limited partnership.

In evaluating LGI Homes Group (Predecessor)’s variable interests in the joint ventures along with their related party interests in the joint ventures as the general partners of the non-managing members’ interests in the joint ventures, LGI Homes Group (Predecessor) effectively controls all of the significant decisions that impact the economic performance of the joint ventures. LGI Homes Group (Predecessor)’s variable interests provide it with the power and benefits of the joint ventures and as such, has determined that it should consolidate the joint ventures as it is the primary beneficiary of the joint ventures.

This conclusion differs from the other four VIE’s that LGI Homes Group (Predecessor) does not consolidate because the private equity firms (non-managing members) represent independent parties that share in the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance.

Note 3 – Real Estate Inventory, page F-26

69.	Please separately disclose pre-acquisition costs and deposits, land held and land under development, model homes, constructed homes and homes in progress.

Response:

The Company acknowledges the Staff’s comment and has revised Note 3 - Real Estate Inventory in the LGI Homes Group (Predecessor) financial statements to separately disclose land, land under development, and finished lots as well as sales offices, homes in progress, and completed homes. Pre-acquisition costs and deposits are presented as a separate category from real estate inventory on the face of the balance sheet in the financial statements. Note 11- Commitments and Contingencies further describes the land deposits which make up the majority of the pre-acquisition costs and deposits balance sheet line item. The Company believes that the pre-acquisition costs portions of the pre-acquisition costs and deposits balance sheet line item of approximately $110,000, $34,000 and $51,000 at June 30, 2013, and December 31, 2012 and 2011, respectively, are not considered material to warrant separate additional disclosure. Please see pages F-29 and F-41 of the Registration Statement.

Note 6 – Investments in Joint Ventures, Variable Interest Entities and Non-Controlling Interests, page F-27

70.	Please disclose your maximum exposure to loss as a result of your involvement with each VIE. Refer to ASC 810-10-50-4(c) for guidance.

Securities and Exchange Commission

August 28, 2013

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure in the Registration Statement accordingly. Please see page F-26 of the Registration Statement.

Note 7 – Accrued Expenses and Other Liabilities, page F-30

71.	As indicated in Note 2, your warranty reserves include amounts expected to be incurred under the warranty agreement with the Unconsolidated Joint Ventures. Please separately present your warranty reserves and related activity so that a reader can evaluate your warranty reserves relative to your home sales.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure in the Registration Statement accordingly. Please see page F-27 of the Registration Statement.

Note 9 – Owners’ Equity, page F-33

72.	Please expand your disclosure to clarify who holds the ownership interests in LGI Investment Fund II, LP and LGI Investment Fund III, LP as well as who holds the limited partnership interests in LGI Homes Ltd. In this regard, we note your disclosure on page II-2 that your affiliates offered and sold limited partnership interests in LGI Investment Fund II, LP and LGI Investment Fund III, LP in 2011 and 2013, respectively.

Response:

The Company acknowledges the Staff’s comment and has expanded the disclosure to clarify the ownership of LGI Homes, Ltd., LGI Investment Fund II, LP and LGI Investment Fund III, LP as follows:

•

LGI Homes, Ltd., formerly JTM Housing, Ltd., was formed as a Texas limited partnership in December 2002 and renamed as LGI Homes, Ltd. in October 2004. LGI GP, LLC, a wholly-owned Texas limited liability company formed in 2002 as a wholly-owned subsidiary of LGI Holdings, LLC, is the 1% general partner of LGI Homes, Ltd. The 99% limited partnership interest in LGI Homes, Ltd. is held by Thomas Lipar.

•

LGI Investment Fund II, LP was formed as a Texas limited partnership in June 2011. LGI Fund II GP, LLC is the 1% general partner of LGI Investment Fund II, LP. LGI Fund II GP, LLC is wholly-owned by Eric Lipar. The limited partners of LGI Investment Fund II, LP are various investors.

•

LGI Investment Fund III, LP was formed as a Texas limited partnership in February 2013. LGI Fund III GP, LLC is the 1% general partner of LGI Investment Fund III, LP. LGI Fund III GP, LLC is wholly-owned by Eric Lipar. The limited partners of LGI Investment Fund III, LP are various investors.

Securities and Exchange Commission

August 28, 2013

Note 12 – Segment Information, page F-37

73.	You aggregate your three operating segments because, in part, you concluded that all the operating segments are economically similar as set forth in ASC 280-10-50-11. Please provide us your assessment of economic similarity. Your response should address how you considered differences in real estate market conditions in the areas where each operating segment is located when you determined that these operating segments had sufficient long-term economic characteristics that would enable them to be aggregated for reporting purposes. Ensure you provide home sales and gross profit margins for each operating segment for the last five years and interim period as well as any budget information you may have. Your response should address any discrepancies in the trends depicted. Refer also to ASC 280-10-55-7A through 55-7C.

Response:

The Company acknowledges the Staff’s comment.

In connection with its segment analysis, the Company reviewed ASC 280-10-55-7A-C and determined that its three operating segments were similar and are expected to be similar in future periods. The economic trends relating to the businesses operated by the three segments during the recent historical period are aligned, given the stage of maturity of the operations in those segments, and are expected to be similar in the future based on the expected long-term economic characteristics of the Company’s operations in those segments. The Company’s analysis includes consideration of sales prices and gross margins, as well as the Company’s products in each market, the production construction processes, customer type, underlying supply and demand, suppliers and sub-contractors, and the regulatory environment in each market.

The Company has been in the home building business since 2003 and, until 2011, the Company’s operations were all primarily in Texas, which is the Company’s Central region. In 2011, the Company began to expand into new markets by purchasing lots in the Phoenix, Arizona market which is in its Western region. In 2013, the Company expanded into Atlanta, Georgia and Tampa and Orlando, Florida, which is considered its Eastern region. Therefore, in 2011 all of the Company’s sales were in its Central region, and in 2012 approximately 80% of its sales were in its Central region. For the six months ended June 30, 2013, 88% of the Company’s sales were in its Central region, 12% were in its Western region and 0% in its Eastern region.

On an aggregate basis (inclusive of the LGI/GTIS Joint Ventures), sales in the Company’s Central region consisted of 100%, 90% and 87% for the 2011, 2012 and the six months ended June 30, 2013, respectively.

Securities and Exchange Commission

August 28, 2013

Since the Company did not have operations in the Western and Eastern regions prior to 2012, the Company’s historical information prior to 2012 is for the Central region only, and as such, its analysis is based on home sales for 2012 and 2013 and its business model and related plans for future sales in the new regions.

The economic conditions the Company considered in making its segment determination are primarily based on the consumer profile in the respective regions. In addition, the Company considered a number of other factors as set forth in ASC 280-10-50-11.

•

The nature of the products and services - All operating companies within the Company’s regions build and sell single family homes with similar models and square footage. All models are approved centrally and enable a speculative-building approach with only standard features. Therefore the Company considers the nature of the products provided to be very similar in each region.

•

The nature of the production process - All homes are built in accordance with the Company’s standardized building program. All builders are subject to training and prequalification under a common national program. Since all homes are similar models and square footage, the materials used in the homes are similar in all markets and the designs used for construction are basically the same. There is very little modifications made due to any market related specifics other than minor construction related items such as roof style, exterior paint and landscaping related to weather. These items do not have a material impact on the sales price of the home or the actual or targeted gross margin.

•

The type of class of customer for the Company’s product and services - The operating companies in all the regions uniformly target renters and new home buyers. The Company’s principal customer is a first time home buyer that has typically been renting an apartment in the relevant market. Because the Company focuses on metropolitan areas with similar economic conditions, it believes the customers generally have very similar demographics. In addition, the Company’s limited product offerings tends to limit the demographics of potential buyers.

•

The methods used to distribute the Company’s products or provide its services - Homes are sold using a uniform sales program, policies, and procedures for all locations. All locations utilize common targeted marketing techniques, uniform sales methods and a common pricing strategy.

•

If applicable, the nature of the regulatory environment, for example, bank, insurance, or public utilities - None of the locations have regulatory environments that significantly impact operations or decision making.

As noted above the Company offers very specific home models in all its markets and targets a specific type of customer, the first time buyer. The Company does not offer any customization to its home models which allows it to have a specific production and delivery model that is utilized in all markets. Because of this, the Company has only entered and plans to enter new markets in the near future that have similar demographics as the current markets it serves. The studies that the Company performs to assess new markets, as well as its ongoing market analysis and targeted marketing for existing operations, evaluate the alignment of the local market demographics with the Company’s business model. As a result, the Company believes the long-term economic characteristics of its operations across its operating segments are, by design, similar, as evidenced by the Company’s gross margin and operating results being consistent between the markets.

Securities and Exchange Commission

August 28, 2013

Before the Company enters any market, it prepares a forecast of expected sales prices and gross margins. Gross margin targets are used to support land or finished lot acquisition decisions. Due to the very similar nature of the Company’s product offerings and its targeted customers, the Company has seen that its expected results are very similar by target market once it has entered the market. There is a ramp up period required for all new acquisitions, which varies from 6 months to 2 years depending on whether raw land or finished lots are acquired and whether the Company has an existing presence in the market. The Company has also experienced increased profitability during the final sales in a community. These trends are apparent in the reported results for the Western region during 2012 and for the Eastern region during 2013. These ramp up and wind down variations in the gross margins do not affect the expected similarity of the long-term economic characteristics across all of the Company’s markets.

As noted above, the Company is targeting metropolitan areas that have similar demographics to its typical customer. As part of that targeting the Company does not see any specific geographic issues that provide any substantial differentiation between its regions that would provide more useful information to the investor of the Company’s business. In fact, the Company believes that its business model for making the processes around production, marketing and sales more homogenous is one of its differentiators from its competitors.

As part of the Company’s analysis to determine if the three operating segments could be aggregated, it considered both historical information and expected future information as required by ASC 280-10-55-7A through 55-7C. Since the Company has only operated principally in one of the regions, it does not have an extended history of financial information by region. The Company did analyze the historical information it has, which included the range of sales prices of its homes and the average sales price per region and the range of gross margin and the average gross margin by regions. In addition, since the LGI/GTIS Joint Ventures, which are accounted for by the Company using the equity method, operate in the same regions and have had a presence in the Central region since 2010 and have operated in the Eastern region for a longer period of time than the Company, we considered the range of sales prices for its homes, the average sales price per region, and the range of gross margin and the average gross margin by region of the LGI/GTIS Joint Ventures as supplemental data for our evaluation of the long-term economic characteristics of the Company’s Central, Western and Eastern regions. The Company will supplementally provide to the Staff in separate correspondence attached thereto as Exhibit E additional documentation regarding such analysis. Projected sales prices and operating margins are expected to be similar across all of the Company’s regions.

Based on the historical information, the weighted average sales prices for the Central and Western regions for fiscal year 2012 of $142,555 and $146,427, and the six months ended June 30, 2013 of $146,727 and $151,900, respectively, are within a 5% range and indicate that the sales prices are comparable between the regions. Similarly, the weighted average gross margin for the Central and Western region for fiscal year 2012 of 26.7% and 25.0%, respectively, and for the six months ended June 30, 2013 of 27.8% and 25.9%, respectively, are also considered comparable. As stated previously, there were no sales for LGI Homes Group (Predecessor) in the Eastern region through June 30, 2013; but the Eastern region has had sales subsequent to June 30, 2013. The LGI/GTIS Joint Ventures weighted average sales prices for the Central, Western, and Eastern regions for the six month period ended June 30, 2013, were $143,984, $156,329, and $145,962, respectively. These weighted average sales prices align with the Companies experience for the same period. The weighted average gross margins for the LGI/GTIS Joint Ventures for the same period were 27.9%, 24.7%, and 23.2% for the Central, Western and Eastern regions, respectively. Although the Eastern region’s weighted average gross margin is slightly lower, given that this operation was in the ramp up phase and closed it’s first home sales during the quarter ended June 30, 2013, variability is expected. The Company believes the similarity of the gross margin across regions for LGI/GTIS Joint Ventures provide additional support for the assertion that the Company’s production model, including its production of similar homes for the LGI/GTIS Joint Ventures, is similar in the various markets, both for the Company and the LGI/GTIS Joint Ventures, as the costs to construct the home are similar between the regions.

Securities and Exchange Commission

August 28, 2013

Based on the aggregation criteria, the Company believes that its homebuilding operating segments have similar long-term economic characteristics and qualify for aggregation. The Company believes that the experience of the LGI/GTIS Joint Ventures further support the similarity of the long-term economic characteristics of these markets.

Note 13 – Unaudited Pro Forma Net Income Per Share, page F-37

74.	Please consider providing this pro forma presentation for all periods presented.

Response:

The Company considered the Staff’s comment. The Company believes that the unaudited pro forma net income per share set forth in Note 13 should be consistent with the unaudited pro forma financial statements appearing elsewhere in the Registration Statement. The Company does not believe other periods are required and therefore the Company has elected not to show pro forma net income per share for the year ended December 31, 2011.

Note 14 – Subsequent Events, page F-38

75.	Please disclose the date through which subsequent events were evaluated as well as whether that date is the date the financial statements were issued or available to be issued. Refer to ASC 855-10-50-1.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure in the Registration Statement accordingly. Please see Note 15 to the LGI Homes Group (Predecessor) financial statements on page F-44 of the Registration Statement.

76.	Concurrently with the IPO, the Companies will exchange the non-controlling interests in a subsidiary of the Companies for $23.1 million in new shares of common stock of LGI Homes, Inc. As the Companies control and consolidate the subsidiary, LGI Homes, Inc. will account for this transaction as an exchange of shares between entities under common control at historical cost in a manner similar to a pooling of interests. Please revise your disclosure to identify the subsidiary and with reference to ASC 810-10-45-23 clarify why you are not accounting for this exchange as an equity transaction.

Securities and Exchange Commission

August 28, 2013

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure in the Registration Statement to include the name of the subsidiary and to acknowledge that the Company expects to account for the exchange of the non-controlling interests in the subsidiary as an equity transaction. Please see Note 14 to the LGI Homes Group (Predecessor) financial statements on page F-43 of the Registration Statement.

Recent Sales of Unregistered Securities, page II-2

77.	You state that Thomas Lipar invested $2.5 million in your predecessor is exchange for equity interests. Please state which entity Mr. Lipar invested in, and provide the other information called for by Item 701 of Regulation S-K.

Response:

Thomas Lipar, through an affiliate, invested in LGI Homes Corporate, LLC. No broker or underwriter was involved in connection with such investment. The Company has revised the disclosure in the Registration Statement accordingly. Please see page II-2 of the Registration Statement.

Exhibit Index, page II-6

78.	You indicate that exhibits 3.1, 3.2, and 4.1 are filed with this registration statement; however, they have not been. Please file them with your next filing.

Response:

The Company acknowledges the Staff’s comment. Two of the referenced exhibits, the Company’s Certificate of Incorporation and the Company’s Bylaws have been filed with the Registration Statement. The exhibit index to the Registration Statement has been revised accordingly.

If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (281) 362-8998 or Norman Miller of Winstead PC at (713) 650-2652.

Very truly yours,

LGI HOMES, INC.

By:	/s/ Eric Lipar
Eric Lipar
Chief Executive Officer and Chairman of the Board

Securities and Exchange Commission

August 28, 2013

Enclosures

CC:	Norman Miller, Winstead PC
Warren Hoffman, Winstead PC
Timothy S. Taylor, Baker Botts L.L.P.